CLARKESON RESEARCH, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED ECEMBER 31, 2017

Total stockholder's equity		$ 169,388
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 1,356	
Total non-allowable assets, deductions and charges		1,356
Net capital		$ 168,032
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $81,986)		$ 5,466
Minimum dollar net capital requirement		$ 5,000
Minimum capital required		$ 5,466
Excess net capital		$ 162,566
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 159,833
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 81,986
Percentage of aggregate indebtedness to net capital		49%
Ratio of aggregate indebtedness to net capital		0.49 to 1

See report of independent registered public accounting firm